SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CTC MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12642X 10 6
(CUSIP Number)
Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

CUSIP No. 12642X 10 6	13D	Page 2 of 7 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Telcrest Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.0%(1)
14	type of reporting person*
HC

(1)           Based on 158,160,719 shares of common stock, par value $0.01 per share (“Common Stock”), issued and outstanding as of July 30, 2012, as reported by the Issuer in its most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No. 12642X 10 6	13D	Page 3 of 7 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LLC “Mediaset”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.0%(1)
14	type of reporting person*
HC

(1)           Based on 158,160,719 shares of Common Stock, issued and outstanding as of July 30, 2012, as reported by the Issuer in its most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2012.

CUSIP No. 12642X 10 6	13D	Page 4 of 7 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK "ROSSIYA"
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.0%(1)
14	type of reporting person*
BK

(1)           Based on 158,160,719 shares of Common Stock, issued and outstanding as of July 30, 2012, as reported by the Issuer in its most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2012.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Initial Statement” filed with the United States Securities and Exchange Commission (the “SEC”) on June 10, 2011, and is being filed on behalf of Telcrest Investments Limited, LLC “Mediaset” and BANK “ROSSIYA”.

Item 2.     Identity and Background

The response set forth in Item 2 of the Initial Statement is hereby amended by appending to the end of such Item the following paragraphs:

Effective as of September 4, 2012, Mediaset acquired all of the outstanding equity interests of Itera Media Ltd., which in turn owns Class B shares of Telcrest (approximately 28% of the outstanding equity (of all classes) of Telcrest).  As noted above, the Class B shares have limited voting rights with respect to corporate actions of Telcrest, including the right to vote with the holders of Class A shares on dispositions and transfers of the Shares.  This transaction does not affect NMG’s ownership of Class B Shares of Telcrest.

In addition, Annex A of the Initial Statement is hereby amended by replacing the table under the heading “Telcrest Investments Limited” with the following:

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Kallenos, Emilios	Michalakopoulou, 14 Demitas Tower, 3rd floor, Flat/Office 302 P.C. 1075, Nicosia, Cyprus	Cypcodirect Limited	Accoutant	Cyprus
Hadjimichael, Michalakis	Michalakopoulou, 14 Demitas Tower, 3rd floor, Flat/Office 302 P.C. 1075, Nicosia, Cyprus	Cypcodirect Limited	Private employee	Cyprus
Pentya, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	”ABR Management” CJSC	Vice-president	Russia

Annex A of the Initial Statement is hereby further amended by replacing the table under the heading “BANK ‘ROSSIYA’” with the following:

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Warnig, Artur Matthias	Subsidiary in Russia: 7 Znamenka street, Moscow, Russia	JSC Nord Stream AG	Managing Director	Germany
Gorelov, Dmitry	3 Liter, 132 Fontanka embankment, St. Petersburg, Russia	LLC “Holding “PETROMED”	President	Russia
Klishin, Mikhail	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	First Deputy Chairman of the Management Board	Russia
Lebedev, Dmitry	2 Liter A, Rastrelli sq., St. Petersburg, Russia	“ABR Management” CJSC	Managing director	Russia
Mordashov, Alexey	30 Mira street, Cherepovets, Vologodskaya oblast, Russia	OJSC “Severstal”	CEO	Russia
Kirill, Seleznev	16 Nametkina St., Moscow, Russia	OJSC “GAZPROM”	Member of the Management Committee, Head of the Gas and Liquid Hydrocarbons Marketing and Processing Department	Russia
Logovinskiy, Evgeny	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chairman of the Management Board	Russia

Executive Officers

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Logovinskiy, Evgeny	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chairman of the Management Board	Russia
Amelin, Oleg	18 bld. 2, Merzlyakovsky Lane, Moscow, Russia	BANK “ROSSIYA”	Executive director, Moscow and Moscow Oblast’	Russia
Germanov, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia
Kabalina, Faniya	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chief accountant	Russia
Klishin, Mikhail	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	First Deputy Chairman of the Management Board	Russia
Khorobrov, Andrey	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia
Shalenkov, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2012

TELCREST INVESTMENTS LIMITED

By: /s/ Alexander Pentya

Name: Alexander Pentya

Title:   Director

LLC “MEDIASET”

By: /s/ Tatiana Duritskaya

Name: Tatiana Duritskaya

Title:   General Director

BANK “ROSSIYA”

By: /s/ Evgeny Logovinskiy

Name: Evgeny Logovinskiy

Title:   Chairman of the Management Board

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(see  18 U.S.C. 1001)